UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 1

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q 105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74978Q 105

1	Name of Reporting Person: Ted Collins, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 19,857,463

	7	Sole Dispositive Power 8,897,015

	8	Shared Dispositive Power 2,166,152

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,857,463

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.7% (1)

12	Type of Reporting Person IN

(1)           Based on 100,808,334 shares of common stock issued and outstanding as of February 1, 2016.

This Amendment No. 1 amends and restates the Schedule 13G filed on February 13, 2015 in its entirety. This Amendment No. 1 is referred to herein as this “Schedule 13G.”

Item 1(a).	Name of Issuer: RSP Permian, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3141 Hood Street, Suite 500 Dallas, Texas 75219

Item 2(a).	Names of Persons Filing: This Schedule 13G is being filed by Ted Collins, Jr. (the “Reporting Person”).
Item 2(b).	Address or Principal Business Office or, if none, Residence: The address of the Reporting Person is 508 W. Wall Street, Suite 1200, Midland, Texas 79701.
Item 2(c).	Citizenship: The Reporting Person is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities: Common stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 74978Q 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

The Reporting Person is a member of Collins & Wallace Holdings, LLC.

Each of RSP Permian, Inc., the Reporting Person, Wallace Family Partnership, LP and Pecos Energy Partners, L.P. is party to a Stockholders’ Agreement, dated as of January 23, 2014 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other things, requires the Reporting Person, Wallace Family Partnership, LP and Pecos Energy Partners, L.P. to vote their respective shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of the Reporting Person and Wallace Family Partnership, LP has the right to designate a certain number of nominees to the Issuer’s board of directors, subject to the limitations and conditions set forth in the Stockholders’ Agreement, including the ownership of a specified percentage of the outstanding shares of the Issuer’s common stock.

Because of the foregoing relationships, the Reporting Person may be deemed to share (i) voting and dispositive power over the 2,166,152 shares of the Issuer’s common stock held of record by Collins & Wallace Holdings, LLC and (ii) voting power over the 8,794,296 shares of the Issuer’s common stock held of record by the other parties to the Stockholders’ Agreement.  As a result, the Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s common stock as listed below.  The Reporting Person disclaims beneficial ownership of these securities in excess of his pecuniary interests therein.

	a.	Amount beneficially owned: 19,857,463
	b.	Percent of class: 19.7%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 19,857,463
		iii.	Sole power to dispose or to direct the disposition of: 8,897,015
		iv.	Shared power to dispose or to direct the disposition of: 2,166,152

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

Ted Collins, Jr.

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact